                   UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION        ------------------------------
              Washington, D.C. 20549                        OMB APPROVAL
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                    FORM N-17f-2                  OMB Number:          3235-0360
                                                  Expires:         July 31, 2003
                                                  Estimated average burden hours
                                                  per response ............ 0.15
    Certificate of Accounting of Securities and   ------------------------------
       Similar Investments in the Custody of
          Management Investment Companies

     Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:               Date examination completed:

811-08644                                            2/28/03
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2. State identification Number:
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   AL              AK             AZ             AR            CA            CO
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   CT              DE             DC             FL            GA            HI
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   ID              IL             IN             IA            KS            KY
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   LA              ME             MD             MA            MI            MN
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   MS              MO             MT             NE            NV            NH
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   NJ              NM             NY             NC            ND            OH
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   OK              OR             PA             RI            SC            SD
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   TN              TX             UT             VT            VA            WA
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   WV              WI             WY             PUERTO RICO
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   Other (specify):
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3. Exact name of investment company as specified in registration statement:

The Variable Insurance Funds
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4. Address of principal executive office (number, street, city, state, zip code):

Walter B. Grimm, BISYS Fund Services
3435 Stelzer Road, Columbus, Ohio 43219-8001
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INSTRUCTIONS

This From must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.

          THIS FROM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-00)

                        Report of Independent Accountants

To the Board of Trustees of
AmSouth Variable Insurance Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that AmSouth Variable Insurance Funds, comprised of Value Fund, Select Equity Fund, Capital Growth Fund, Enhanced Market Fund, Large Cap Fund and Mid Cap Fund (collectively, the "Funds") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of February 28, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 28, 2003, and with respect to agreement of security purchases and sales, for the period from December 31, 2002 (the date of our last examination) through February 28, 2003:

..    Confirmation of all securities and similar investments held by institutions in book entry form with The Depository Trust Company and BISYS Fund
     Services;

..    Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and the Custodian;

..    Agreement of one security and/or investment purchase per fund or one security and/or investment sales or maturities per fund since our last examination from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that AmSouth Variable Insurance Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of February 28, 2003, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of AmSouth Variable Insurance Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                           /s/ ERNST & YOUNG LLP

Columbus, Ohio
May 19, 2003

    Management Statement Regarding Compliance With Certain Provisions of the
                         Investment Company Act of 1940

May 19, 2003

We, as members of management of AmSouth Variable Insurance Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of February 28, 2003, and from December 31, 2002 (the date of the last examination) through February 28, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2003, and from December 31, 2002 (the date of the last examination) through February 28, 2003, with respect to securities reflected in the investment account of the Funds.

                                                 /s/ Walter B. Grimm
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                                             Walter B. Grimm
                                             President

                                                /s/ Trent Statczar
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                                             Trent Statczar
                                             Treasurer